UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 31, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Net Asset Value as of December 31, 2024

As of December 31, 2024, our net asset value (“NAV”) per common share is $16.23. This NAV per common share shall be effective until updated by us on or about March 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	December 31, 2024 [1]	September 30, 2024 [1]
ASSETS
Investments, at fair value	$198,883	$222,988
Cash and cash equivalents	9,655	5,028
Current interest receivable	39	81
Other assets	4,007	336
Total Assets	$212,584	$228,433

LIABILITIES
Accounts payable	$2,106	$2,602
Due to related party	311	319
Note payable - related party	-	10,801
Dividends payable	8,780	137
Total Liabilities	$11,197	$13,859

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 12,407,008 and 12,735,269 shares outstanding, net of accumulated amortization of deferred offering costs, on December 31, 2024 and September 30, 2024, respectively	$41,104	$55,466
Retained earnings	112,898	98,179
Net adjustments to fair value	47,385	60,929
NET ASSETS CONSIST OF:	$201,387	$214,574
NET ASSET VALUE PER SHARE, 12,407,008 and 12,735,269 shares outstanding for the periods ended December 31, 2024 and September 30, 2024, respectively	$16.23	$16.85

[1] Estimated Balance Sheets as of December 31, 2024 and September 30, 2024.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2025, the per share purchase price of our Common Shares will be $16.23 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2025, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016 to December 31, 2024.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89
March 31, 2023	$18.03
June 30, 2023	$17.72
September 30, 2023	$17.45
December 30, 2023	$16.43
March 29, 2024	$16.70
June 29, 2024	$16.82
September 30, 2024	$16.85
December 31, 2024	$16.23

Share Redemption Plan Status

For the quarter ended December 31, 2024, we expect to redeem approximately 469,000 common shares pursuant to our share redemption plan.

Real Estate Performance

The Company experienced a slight decrease in NAV driven primarily by the Company’s NAV Distribution, which reduced the Company’s NAV by the proportionate amount of the distribution. The Company’s portfolio performance was positive, partially offsetting this decrease in NAV, due to (among other things) continued strong fundamentals and increases in projected net operating income at some of the Company’s multifamily assets.

Declaration of Additional December 31, 2024 Dividend

On December 30, 2024, in order to comply with real estate investment trust distribution requirements, the Manager of the Company declared a distribution of $0.7012165869 per share (the “Additional December 31, 2024 Dividend”) for shareholders of record as of the close of business on December 31, 2024. The Additional December 31, 2024 Dividend will be payable to shareholders of record as of the close of business on December 31, 2024 and is scheduled to be paid prior to January 21, 2025. The aggregate amount of the Additional December 31, 2024 Dividend will be approximately $8,700,000.

Declaration of Dividend

On January 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684932 per share (the “January 2025 Daily Distribution Amount”) (which equates to approximately 0.15% on an annualized basis calculated at the current rate, assuming a $16.23 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2025 and ending on January 31, 2025 (the “January 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2025 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2025. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date:        January 2, 2025